04046246

82- SUBMISSIONS FACING S

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisense Therapeutics Limited

*CURRENT ADDRESS Level 1
10 Wallace Avenue
Toorak, Victoria
3142 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

FILE NO. 82- 34841 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EB

DAT : 11/23/04

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

6-30-04
AR/S



ANNUAL REPORT 2004

Antisense Therapeutics Limited
Annual Report 2004



Contents

Directors and other Corporate Information 2

Directors' Report 3

Corporate Governance Statement 9

Operations Report 11

Directors' Declaration 19

Statement of Financial Position at 30 June 2004 20

Statement of Financial Performance for the Year Ended 30 June 2004 21

Statement of Cash Flows for the Year Ended 30 June 2004 22

Notes to the Financial Statements 23

Independent Audit Report 35

ASX Additional Information 37

Directors and other Corporate Information

Directors	Mr Robert W Moses (Chairman), BA, MBA, FAICD, FAIM Mr Mark Diamond (Managing Director), BSc, MBA, MAICD Dr Chris Belyea, BSc(Hons), PhD, FIPAA Dr Stanley Crooke, MD, PhD Prof Graham Mitchell, AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA Prof George Werther, MD, MSc(Oxon), FRACP
Secretary	Ms Natalie Anna Korchev, BCom, ACA
Registered Office	Level 1, 10 Wallace Avenue, Toorak, Victoria, 3142 Telephone: (03) 9827 8999
Principal Administrative Office	6 Wallace Avenue, Toorak, Victoria, 3142 Telephone: (03) 9827 8999
Bankers	Commonwealth Bank of Australia, Melbourne, Victoria
Auditors	Ernst & Young 120 Collins Street Melbourne, Victoria, 3000
Solicitors	Minter Ellison Rialto Towers, Level 23, 525 Collins Street, Melbourne, Victoria, 3000
Share Register	Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 Telephone: (03) 9415 5000

Directors' Report

for the year ended 30 June 2004

The Board of Directors ("Board") of Antisense Therapeutics Limited ("Antisense Therapeutics" or "Company") has pleasure in submitting its report in respect of the financial year ended 30 June 2004.

Directors

The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Mr Robert W Moses (Chairman)

BA, MBA, FAICD, FAIM

Appointed: 23 October 2001



Robert (Bob) W Moses is the Chairman of the company's Board of Directors and is also Chairman of the Remuneration Committee and a member of the Audit Committee. Formerly Vice President of CSL Limited, Bob draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Bob played a central role in CSL's development internationally. Prior to joining CSL, Bob was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Bob also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. He is currently non-executive Chairman of Amrad Corporation, Meditech Research Limited, the National Stem Cell Centre, and the CRC for Chronic Inflammatory Diseases, as well as commercial consultant to the Murdoch Childrens Research Institute.

Mr Mark Diamond (Managing Director)

BSc, MBA, MAICD

Appointed: 31 October 2001



Mark Diamond has broad international experience in business development in the pharmaceutical industry. He has worked in the pharmaceutical and biotechnology industry for 18 years, eight of those with Faulding in Australia, Europe and in the US. Before joining Antisense Therapeutics, Mark held the position of Director, Product Planning/Business Development of Faulding Pharmaceutical's Global Head Office in the US. Prior to this he held the positions of Senior Manager, Business Development and In-licensing within Faulding's European operation in the UK and International Business Development Manager with Faulding in Australia.

Dr Chris Belyea (Non-Executive Director)

BSc(Hons), PhD, FIPAA

Appointed: 13 November 2000



Chris Belyea, a non-executive director of the company, is Chairman of the Audit Committee and a member of the Remuneration Committee. Chris has a PhD in physics from the University of Melbourne and is a registered patent attorney. He became the founding CEO of Antisense Therapeutics in November 2000 and remained in this role until January 2002 (shortly after Antisense Therapeutics was listed on the Australian Stock Exchange). He worked for the Australian patent firm Griffith Hack & Co for five years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea became founding CEO and member of the board of Metabolic Pharmaceuticals Limited, which is developing drugs for obesity and other diseases. He continues in his role as CEO of Metabolic Pharmaceuticals.

Dr Stanley Crooke (Non-Executive Director)

MD, PhD

Appointed: 31 October 2001



Stanley Crooke is a non-executive director of the company and a member of its Remuneration Committee. He is Founder, Chairman and Chief Executive Officer of Isis Pharmaceuticals, Inc., which is a world leader in the field of antisense. Dr Crooke is currently a member of the Board of Directors of EPIX Medical, Inc., Cambridge Massachusetts and Idun Pharmaceuticals, Inc., La Jolla, California. He is a member of the IBC Advisory Council, Current Drugs Advisory Board and the Editorial Advisory Board of Journal of Drug Targeting and Antisense Research and Development. He is also Editor-In-Chief of Current Opinion in Anticancer Drugs and Section Editor for Biologicals and Immunologicals for Expert Opinion on Investigational Drugs. He has been appointed by the American Association for Cancer Research to serve as a member of the Californian State Legislative Committee. Prior to founding Isis, Dr Crooke was President of Research and Development for SmithKline Beckman Corporation and has also held a senior position at Bristol Myers. Dr Crooke is also an adjunct professor at the University of California, San Diego and San Diego State University.

Prof Graham Mitchell (Non-Executive Director)
AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA
Appointed: 24 October 2001



Graham Mitchell is a non-executive director of the company and a member of its Remuneration Committee. He is an advisor in Science, Engineering and Technology to the Victorian Government. In another government role the principals of Foursight Associates, including Professor Mitchell, jointly act as Chief Scientist for the Department of Primary Industries and Department of Sustainability and Environment. Graham is a non-executive director of Compumedics Limited, AVS Pty Ltd, the Geoffrey Gardiner Dairy Foundation and is a principal of Foursight Associates Pty Ltd. He is a Professorial Associate of the University of Melbourne. Professor Mitchell has held the position of Director of Research in the R&D Division of CSL Limited and for many years was a research scientist at the Walter & Eliza Hall Institute.

Prof George Werther (Non-Executive Director)
MD, MSc(Oxon), FRACP
Appointed: 24 October 2001



George Werther is a non-executive director of the company and a member of its Remuneration and Audit Committees. George is Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital, and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute. He has served on many national and international scientific committees, editorial review boards and peer review bodies. He was on the council of the Australasian Paediatric Endocrine Group and was a board director of the Australia MedicAlert Foundation. He is on the editorial board of three international scientific journals. Professor Werther is also a Professorial Fellow at the University of Melbourne.

Company Secretary

Ms Natalie Korchev
BCom, ACA
Appointed: 13 November 2000

Natalie Korchev has been a Chartered Accountant for 13 years and has been the company secretary of Antisense Therapeutics for close to four years. Natalie is also company secretary for Circadian Technologies Limited, Syngene Limited (42% owned by Circadian) and CancerProbe Pty Ltd (30% owned by Circadian). Prior to holding these positions she was a senior audit manager with an international accounting firm now part of Ernst & Young.

Directors' Interests

At the date of this report, the interests of each director of the Company in the issued share capital and share options of the Company are as follows:

	Shares held directly	Shares held by entities in which Directors have a beneficial interest	Options held directly	Options held by entities in which Directors have a beneficial interest
Robert W Moses	288,462	–	375,000	–
Mark Diamond	199,743	–	3,075,000	–
Chris Belyea	–	500,000	2,060,000	277,000
Stanley Crooke	–	40,333,333	2,000,000	20,000,000
Graham Mitchell	–	–	250,000	–
George Werther	1,712,500[(a)]	–	2,012,500	–

(a) 1,687,500 shares acquired during the period from the Murdoch Childrens Research Institute (MCRI) under an option agreement between the MCRI and George Werther. George Werther is an executive officer of the MCRI.

As at 30 June 2004 and as at the date of this report no director has an interest in any contract or proposed contract with Antisense Therapeutics other than as disclosed in the Company's annual report.

Principal Activities

The principal activity of the Company is to apply the best in antisense technology (by utilising industry alliances and the Company's growing expertise in the field) to develop therapeutics for commercially important human conditions.

Dividends

No cash dividends have been paid or declared since the beginning of the financial year by the Company.

Review and Results of Operations

During the period under review Antisense Therapeutics has progressed its most advanced projects in the following disease areas:

(a) multiple sclerosis (ATL1102);
(b) psoriasis and other skin disorders (ATL1101); and
(c) growth and sight disorders (ATL1103)

The Company's access to these projects is derived from its technology and research collaborations with Isis Pharmaceuticals, Inc ("Isis") (ATL1102), a world leader in the field of antisense and the Murdoch Childrens Research Institute ("MCRI") (ATL1101). The Operations Report provides further information regarding the nature of these collaborations.

Multiple Sclerosis (ATL1102) Project

On 8 June 2004, the Company announced positive results following the completion of the Phase I human clinical trial for ATL1102, which was conducted at the Charterhouse Clinical Research Unit of the Ravenscourt Park Hospital (formerly Stamford Hospital) in London. Fifty-four healthy volunteers participated in the double-blind, dose-escalation, placebo-controlled, randomized study, which evaluated the pharmacokinetic and safety profile of ATL1102. The Company is now in the process of preparing an application to conduct a Phase IIA clinical trial in MS patients.

Psoriasis (ATL1101) Project

In July 2003, the Company announced its plans to undertake a "proof-of-concept" study in patients with Psoriasis. Since that time the manufacture of the bulk active pharmaceutical ingredient (API) and formulation of injectable and cream formulations of ATL1101 has been completed. Pre-clinical animal toxicology studies to support this study are currently underway.

Growth & Sight Disorders (ATL1103) Project

In February 2004 the Company announced that an antisense inhibitor designed to block the Growth Hormone receptor (GHr) gene had produced definitive results in an experimental system in mice confirming its potential as a treatment for growth and sight disorders. Based on these animal studies the Company announced its intention to move this compound into development.

Other Projects

In addition to progressing its most advanced projects through pre-clinical and clinical development, during the year the Company conducted animal studies on a number of research compounds. The identification and testing of potential new antisense compounds is integral to the development of the Company's drug pipeline.

The Operations Report provides a more comprehensive account of the Company's progress during the year.

Results

The loss of the Company after income tax for the financial year was $4,609,624 (2003: $6,107,898), which includes an income tax benefit of $371,820 (2003: $nil). This result has been achieved after fully expensing all research and development costs. The receipt of grant income under the R&D Start Grant awarded for the psoriasis project ($692,375) and the cash rebate received in relation to the Research and Development Tax Concession ($371,820) have contributed to the reduction in the loss this year compared to the previous financial year. The Company has no borrowings and at 30 June 2004 had cash reserves of $14,421,231. The Operations Report provides further details regarding the progress made by the Company since the prior financial period, which have contributed to its result for the year.

During the financial year, the Company raised $10.4 million through the issue of new shares. Of this amount $5 million was raised through a private share placement to Australian institutions and professional investors, with the issue of 38.5 million ordinary shares at $0.13 per share and $5.4 million was raised pursuant to the Company's Share Purchase Plan with the issue of 41.5 million ordinary shares to eligible shareholders at the same price per share.

Financial Condition

Antisense Therapeutics Limited's current cash reserves are expected to be sufficient to fund activities for at least the next twelve months. In order for the company to accelerate certain existing development programs and/or progress potential new project opportunities, the company will be required to raise further capital.

In relation to the proposed use of funds described above and below, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

Significant Events after Balance Date

No significant events have occurred since the end of the financial year.

Likely Developments

Projects

As stated in the Operations Report, a series of important milestones are expected to be achieved over the next 12 months.

The Phase IIA human clinical trial on the Multiple Sclerosis drug ATL1102 is expected to commence during the second half of 2004, assuming the appropriate regulatory approvals are received.

With regard to the Psoriasis project (ATL1101), following completion of toxicology studies, an application for approval to commence the "proof-of-concept" study in Psoriasis patients will be submitted.

In the second half of 2004, the Company plans to place orders for bulk quantities of the active pharmaceutical ingredient (API), to be formulated into injectable product for use in the preclinical safety studies of the Growth and Sight Disorders drug ATL1103.

In addition, over the next 12 months, the Company intends to continue its research program to test additional antisense compounds whereby a select number of research compounds will be tested in animal disease models.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the Company's projects and interests and the development and therapeutic potential of the Company's research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this Directors' Report and in the Company's Operations Report as contained in this annual report for the period ended 30 June 2004.

Environmental Regulations Performance

The Company is not subject to significant environmental regulations.

Options and Shares

Details of options granted to directors or relevant officers as part of their remuneration are set out in the section of this report headed Directors' and Officers' Remuneration. Details of shares and interests under option, or issued during or since the end of the financial year due to the exercise of an option, are set out in Note 16 of the financial statements and form part of this report. There were no options granted or shares issued to directors or relevant officers during or since the end of the financial year which form part of their remuneration.

Indemnification and Insurance of Directors and Other Officers

Under the Company's constitution:

(a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company including liabilities incurred by the officer as a director or officer of a subsidiary of the Company where the Company requested the officer to accept appointment as director.

(b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company.

The Company has insured its directors, the company secretary and executive officers for the financial year ended 30 June 2004. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Directors' and Other Officers' Remuneration

Remuneration policy

The Remuneration Committee of the Board of Directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate. The Committee's objective in overseeing the remuneration policy is to enable the Company to attract, motivate and retain suitably experienced directors and senior management who will create value for shareholders.

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

To assist in achieving these objectives, the remuneration policy links certain conditions of executive directors' and officers' remuneration to the Company's financial and operational performance. For executive directors and officers, remuneration packages comprise salary and superannuation and all executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for excellent performance in the achievement of key corporate and individual objectives. Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in the growth of the Company as a result of their efforts and to assist in the retention of these key employees.

The Board is responsible for reviewing its own performance. The non-executive directors are responsible for evaluating the performance of the managing director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Board performance and the performance of the managing director and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually. The Board Charter, which was adopted effective the current financial year, states that the formal annual evaluation will be performed following the end of the fiscal year. An evaluation was conducted during the year of the managing director's and senior executives' performance. An assessment of the Board's performance and another evaluation of the performance of executives is to occur following the end of the 2004 fiscal year.

Details of the nature and amount of remuneration provided to each director of the Company and each of the five executive officers of the Company receiving the highest emolument for the financial year are as follows:

Remuneration of directors

	Base Fee $	Bonus $	Superannuation $	Options vesting during current period ('out of the money') Amortised Cost (a)	% of remuneration
R Moses	35,000		3,150	46	<1%
M Diamond	212,502	15,000	19,125	549	<1%
C Belyea	25,000		2,250	366	1.3%
S Crooke	25,000		-	366	1.4%
G Mitchell	25,000		2,250	46	<1%
G Werther	25,000		2,250	366	1.3%

Remuneration of the five most highly paid executive officers

	Base Fee $	Bonus $	Superannuation $	Options vesting during current period ('out of the money') Amortised Cost (a)	% of remuneration
J Iswaran	171,667		15,450	92	<1%
C Wraight	170,000		15,300	–	–
G Tachas	154,500		13,905	275	<1%
K Andrews	69,129		6,211	–	–
N Korchev	25,000		2,250	37	<1%

(a) All options were granted in 2001/2002 financial year. No options were granted to directors and officers during the year ended 30 June 2004.

Options issued by Antisense Therapeutics Limited in 2002 have three vesting dates, for various proportions of the total issued options, during the life of the options. Accordingly, although no options were issued during the year ended 30 June 2004, the options issued to directors and executives in previous years, which had not vested at 1 July 2003, have been allocated a total value of $2,143 for the current financial year and are included in the remuneration of directors and executives above. This amount has been determined by allocating the fair value of options issued equally over the vesting periods. Currently, this amortised fair value is not recognised as an expense in the financial statements, which is in accordance with AASB 1046 "Director and Executive Disclosures for Disclosing Entities", and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

Details of the number of options issued, their related terms and conditions and valuation basis are set out in Note 16. The total of all options issued to directors and relevant officers in the 2002 financial year continue to be "well out of the money" as at 30 June 2004.

Directors' Meetings

The number of meetings of the Board of Directors and of Board Committees during the year was:

Board or Committee	Number of Meetings
Full Board	6
Audit Committee	3
Remuneration Committee	1

The attendances of directors at meetings of the Board and its Committees were:

	Full Board	Audit	Remun-eration
Robert W Moses	6[6]	3[3]	1[1]
Mark Diamond	6[6]	-[-]	- [-]
Chris Belyea	6[6]	3[3]	1[1]
Stanley Crooke	4[6]	-[-]	1[1]
Graham Mitchell	5[6]	-[-]	1[1]
George Werther	6[6]	3[3]	1[1]

Where a director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the director was eligible to attend is shown in brackets.

Committee membership

As at the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Members acting on the committees of the Board during the year were:

Audit	Remuneration
C Belyea (Chairman)	B Moses (Chairman)
B Moses	C Belyea
G Werther	S Crooke
	G Mitchell
	G Werther

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Antisense Therapeutics Limited support and adhere to good corporate governance practices. The Company's corporate governance statement is contained in the following section of this annual report.

This report has been signed in accordance with a Resolution of the Directors made on 26 August 2004.

For and on behalf of the Board:

Mark Diamond
Director

Robert W Moses
Director

Melbourne
26 August 2004

Corporate Governance Statement

The Board of Directors of Antisense Therapeutics Limited is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's Recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Antisense Therapeutics Limited's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Encourage enhanced performance
Principle 9.	Remunerate fairly and responsibly
Principle 10.	Recognise the legitimate interests of stakeholders

Antisense Therapeutics' corporate governance practices were in place throughout the year ended 30 June 2004 and were fully compliant with the Council's best practice recommendations with the exception of two recommendations: one relating to the number of independent directors on the Board and another regarding the establishment of a nomination committee. The reasons for these departures from the Recommendations are explained in the section of this report headed "Structure of the Board".

For further information on corporate governance policies adopted by Antisense Therapeutics, refer to its website: http://www.antisense.com.au/companyinfo_governance.asp

Structure of the Board

The skills, experience and expertise relevant to the position of director held by each director in office at the date of this report are included in the Directors' Report under the section headed "Directors". The Company's Board Charter stipulates that at least 50% of the directors on the Board should be independent directors. Directors of Antisense Therapeutics Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

In the context of director independence, to be considered independent, a non-executive director may not have a direct or indirect material relationship with the Company. The Board considers that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a director's exercise of judgement on behalf of the Company and its shareholders.

From a quantitative perspective, an item is considered to be quantitatively immaterial if it is equal to or less than 5% of the relevant base amount. It is considered to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the relevant base amount.

In accordance with the definition of independence above, and the materiality thresholds described, the following directors of Antisense Therapeutics are considered to be independent:

Name	Position
B Moses	Chairman, Non-Executive Director
G Mitchell	Non-Executive Director
C Belyea	Non-Executive Director

As stated earlier, the Company's Board Charter stipulates that at least 50% of the directors of the Board should be independent which is consistent with the current Board structure. The Council's Recommendation 2.1, however, is: "A majority of the board should be independent directors".

The current Board of Antisense Therapeutics was selected and established before it listed on the Australian Stock Exchange in December 2001. Each director was specifically selected in order to provide the skills and experience to fulfill the Company's mission which is "to create, develop and commercialise novel antisense pharmaceuticals". The existing Board members bring a combined experience to the Company which includes: world expertise in the field of antisense technology; experience in the clinical development of therapeutics; commercialisation skills (for example, experience in out-licensing and in-licensing technology); knowledge of capital markets in Australia and in the US and experience in raising capital; broad scientific knowledge; medical experience and experience in running listed (public) biotechnology/biopharmaceutical companies.

The skills and combined experience of the directors have been effectively applied to date and are still relevant to ensure the appropriate stewardship of Antisense Therapeutics. For these reasons the Board does not consider it necessary, at this stage, to appoint an additional independent director.

The term in office held by each director in office at the date of this report is as follows:

Name	Term in Office
B Moses	3 years
M Diamond	3 years
C Belyea	4 years
S Crooke	3 years
G Mitchell	3 years
G Werther	3 years

To ensure the Board is appropriately equipped to discharge its responsibilities it has guidelines for the nomination and selection of directors and for the operation of the Board. As the Antisense Therapeutics' Board is not a large board, a formal nomination committee has not been established as no real efficiencies would be gained from the existence of such a committee. The charter of the nomination committee has been incorporated into the Board Charter and as such the Board of Directors considers all matters that would be relevant for a nomination committee. For additional details please refer to the Company's Board Charter on its website.

The Board has procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

Audit Committee

The Audit Committee operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements. All members of the Audit Committee are non-executive directors. The members of the Audit Committee during the year were Chris Belyea, Bob Moses and George Werther.

The Audit Committee is also responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review. The Audit Committee Charter can be found on the Company's website.

Qualifications of audit committee members

Chris Belyea, non-executive director and chairman of the audit committee, is also the managing director of Metabolic Pharmaceuticals Limited, a listed Australian biopharmaceutical company. In his capacity as managing director he has experience with and knowledge of financial reporting and risk management processes relevant to the biotechnology industry.

Bob Moses draws on more than 35 years experience in the pharmaceutical/ biotechnology industry. He has held the positions Vice President of CSL Limited, managing director of commercial law firm Freehills and spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. For details regarding other non-executive Chairman positions currently held by Bob, refer to the section headed "Directors" in the Directors' Report.

George Werther is a Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital (the Department) and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute (the Centre). He is accountable for and manages the financial budgets for the Department and for the Centre.

For details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

Performance

Policies and procedures in place with respect to monitoring the performance of the Board are set out in the Directors' Report under the section headed "Directors' and Other Officers' Remuneration".

Remuneration Committee

It is the Company's objective to maintain a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant market conditions. To assist in achieving this objective the Remuneration Committee remunerates directors and executives having regard to their performance and the performance of the Company. The expected outcomes of the remuneration policies and practices are to enable the Company to motivate, retain and attract directors and executives who will create value for shareholders.

Details relating to policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each director and to each of the five highest-paid (non-director) executives during the year, are set out in the Directors' Report under the section headed "Directors' and Other Officers' Remuneration".

The members of the Remuneration Committee during the year were all of the non-executive directors, being Bob Moses, Chris Belyea, Stanley Crooke, Graham Mitchell and George Werther. Details relating to performance evaluation are set out in the section of this report headed "Directors' and Other Officers' Remuneration". For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

Operations Report

Overview of Company's Activities

The company has made substantial progress in its Research and Development activities since the last financial year with a focus on meeting the key project milestones for its lead compounds, ATL1102 and ATL1101 and the addition of a new project to the drug development pipeline. The key achievements announced by the company were:

- ATL1102 for Multiple Sclerosis – successful completion of the Phase I human clinical trial.
- ATL1101 for Psoriasis – in July 2003 the company announced its plans to underake a "proof-of-concept" study in patients with Psoriasis. Since that time the manufacture of injectable and cream formulations of ATL1101 has been completed and the pre-clinical animal toxicology studies to support this study have commenced.
- ATL1103 for Growth and Sight Disorders – the successful testing in animals of a new antisense compound designed to block Growth Hormone receptor (GHr) expression confirmed its potential as a treatment for growth and sight disorders. The company intends moving this compound into development.
- During the period the company successfully raised $10.4 million in a private placement of shares to Australian institutions and professional investors and through the issue of shares to eligible shareholders pursuant to the company's Share Purchase Plan.

Antisense Therapeutics' Mission

Antisense Therapeutics' mission is to create, develop and commercialise novel antisense pharmaceuticals. The company's primary focus is to progress its two lead compounds (ATL1102 and ATL1101) through research and clinical trials with the aim of providing new and improved therapies for the treatment of Multiple Sclerosis and Psoriasis respectively, and to support these lead compounds by building a pipeline of additional antisense therapeutics

Antisense Technology – How It Works

Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with its action.

Antisense drugs are synthetic RNA-like and DNA-like compounds designed for use as medicines, which block disease processes by targeting messenger RNA with extraordinary precision. Unlike conventional small-molecule medicines, the discovery of which requires time-consuming and laborious trial-and-error, antisense medicines are rationally designed by directly exploiting the huge body of genetic information now available from the human genome project. Compared to conventional drugs, antisense aims to provide faster, more predictable drug discovery, with increased specificity of action and uniformity of methods of manufacture, formulation and delivery.

Antisense drugs have the potential to treat a wide range of conditions and diseases including autoimmune, infectious, inflammatory, dermatological, metabolic and cardiovascular diseases as well as cancer. There are currently over 20 antisense drugs in clinical trials worldwide to treat various diseases, with more than half of these in Phase II or later stage clinical development. There is already one antisense drug approved for clinical use, and it is anticipated that several more will enter the market over the next few years.

HOW ANTISENSE TECHNOLOGY WORKS


DNA
mRNA
Proteins
Transcription
Translation
Antisense Drug (Oligonucleotide)
DISEASE
Traditional Drug

Overall Operating Strategy

Antisense Therapeutics' strategy is:

- to gain access to the best enabling antisense technologies through partnership with key antisense technology leaders;
- to create candidate antisense drugs for diseases where there are large and/or poorly met markets, in collaboration with Antisense Therapeutics' technology and research partners;



Antisense Therapeutics' Research and Development Team
L-R Dr George Tachas, Director, Drug Discovery and Patents; Dr Shari Lofthouse, Research Manager; Dr Christopher Wraight, Research Director; Nuket Desem, Development Manager; Dr Jega Iswaran, Development Director.

- to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and
- to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The company's "virtual structure" minimises infrastructure and overhead costs. This is achieved by working with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the company's development operations. These outsourcing activities are closely controlled by the company's management, which has extensive experience in the research and clinical development of pharmaceutical products.

A key aspect to the company's out-sourcing strategy is the collaborations it has developed with Isis Pharmaceuticals Inc ("Isis") and the Murdoch Childrens Research Institute ("MCRI"). The company has made substantial technical progress with its developments over the period under review due to the commitment and expertise of its collaboration partners.

Isis Strategic Partnership

A fundamental element of Antisense Therapeutics' strategy is its access to state of the art antisense technology, both in respect of know-how and intellectual property to accelerate drug discovery and development. As the leader in the antisense field, Isis is the ideal technology partner for Antisense Therapeutics. Isis currently has one antisense drug on the market (Vitravene™) and 10 antisense products in development. Isis has several partnerships with major pharmaceutical companies.

The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis's antisense drug discovery technology to commercialise antisense drugs to a number of protein targets including IGF-1R for Psoriasis and an exclusive license to ATL1102, which Antisense Therapeutics is currently progressing through clinical development for Multiple Sclerosis. Isis has large scale antisense manufacturing capabilities and significant manufacturing capacity, and has already manufactured batches of bulk drug product for Antisense Therapeutics and will be available to manufacture further quantities for use in clinical trials.

The collaboration agreement with Isis also provides access to and assistance in expanding Antisense Therapeutics' drug pipeline including the rapid generation of antisense lead compounds to potential therapeutic targets.

MCRI Strategic Collaboration

The MCRI, based at the Royal Children's Hospital in Melbourne is a major Australian research institute and operates as an independent non-profit organisation.

Antisense Therapeutics has entered into agreements with the MCRI by which it has obtained the exclusive worldwide rights to commercialise antisense drugs for Psoriasis and other skin diseases. As part of its research agreement with Antisense Therapeutics, the MCRI provides scientific support of the pre-clinical and clinical development, including laboratory testing of the Isis-generated drugs and formulations.

Projects Update

Multiple Sclerosis: ATL1102

Background

Multiple Sclerosis (MS) is a life-long, chronic, incurable disease, which progressively destroys the central nervous system (CNS). It is commonly diagnosed between the ages of 20 and 40 years. According to the National Multiple Sclerosis Society, MS is an autoimmune disease that affects the CNS. Approximately 400,000 Americans acknowledge having MS, and every week about 200 individuals are diagnosed. Worldwide, MS may affect more than two million people.


RESEARCH AND DEVELOPMENT PIPELINE
Discovery
Validated Lead
Patent Application
Preclinical Efficacy
Material Production
Preclinical Toxicology
Human Proof of Concept
Clinical Phase I
Clinical Phase IIa
Clinical Phase IIb
Clinical Phase III
Approval
ATL1102
ATL1101
ATL1103
RESEARCH

The development of improved Multiple Sclerosis medications is a high opportunity area. There is no cure for MS – the goals of therapy are to improve recovery from attacks, to prevent or lessen the number of relapses and their severity, and to reduce disease progression. Until recently steroids were the principal medications for MS – while steroids cannot affect the progression of MS, they can reduce the duration of attacks. Interferon beta drugs appeared on the market in the early 1990's, however while they have proved an undoubted commercial success, they have significant shortcomings including poor tolerability and response rates in some patients. In addition, efficacy appears to diminish over time.

ATL1102 is a second-generation antisense inhibitor of CD49d, a sub-unit of VLA-4 (Very Late Antegen-4). In MS, white blood cells (leukocytes) are believed to inappropriately migrate from the blood into the CNS. The inhibition of VLA-4 may prevent white blood cells from entering the CNS to stop the progression of MS. ATL1102 is designed to block the over production of VLA-4.

Clinical evidence for VLA-4 target activity in patients with MS has been demonstrated by the successful Phase II clinical studies undertaken on the monoclonal antibody drug, Antegren®, being developed by competitor company, Biogen Idec and its partner Elan Corporation plc. Both Antegren® and ATL1102 target VLA-4, which, as described above, is considered to be responsible for the progression of MS, however, ATL1102 may provide advantages over Antegren® in regards to cost of therapy, method of delivery and improved effectiveness.

Progress

In August 2003, Antisense Therapeutics commenced Phase I human clinical trials of ATL1102 at the Charterhouse Clinical Research Unit of the Ravenscourt Park Hospital (formerly Stamford Hospital) in London. The aims of these Phase I trials were to obtain information on the pharmacokinetic behaviour of ATL1102 in humans and to assess the safety and tolerability of increasing dose levels of ATL1102 injected as single and multiple doses. Fifty-four healthy volunteers participated in the double-blind, dose-escalation, placebo-controlled, randomized study. ATL1102 was either delivered in an intravenous (IV) or subcutaneous (SQ) formulation.

Some preliminary data from these clinical trials were presented at the Australian Neuroscience Scientific Conference in Melbourne on 30 January 2004. The Company reported at this time that preliminary indications from the data collected and analysed were favourable for both safety and pharmacokinetics.

Antisense Therapeutics announced final results from these trials in June 2004. Based on the study's results, 6mg/kg/week of ATL1102 appeared well tolerated and has been selected as the proposed dose for Phase II development. The most frequently reported side effects included mild "flu-like" symptoms and occasional injection site reactions, which were generally mild and increased in incidence and severity with escalating dose levels, particularly at 12 and 18 mg/kg/week.

In July 2004, Biogen Idec and its partner Elan Corporation plc announced the formal acceptance of their Biologics License Application (BLA) for Antegren® by the US Food and Drug Administration (FDA). The FDA's review of Biogen/Elan's BLA "will be based on one-year data from two ongoing Phase III studies". As stated above in the section headed "Background", both Antegren® and ATL1102 target VLA-4, which is considered to be responsible for the progression of MS. This news provides Antisense Therapeutics with greater confidence in the likely success of ATL1102. Also, the submission of the Antegren® application to the FDA establishes a path to regulatory approval for ATL1102 and commercially and scientifically validates Antisense Therapeutic's MS drug development strategy.

Outlook

Antisense Therapeutics is in the process of preparing an application to conduct a Phase IIA clinical trial in MS patients. The trial is expected to be conducted in Europe and the clinical trial application will be filed with an appropriate European regulatory authority. Regulatory agency approval and commencement of the Phase IIA trial are expected to occur during the second half of 2004.

Psoriasis: ATL1101

Background

Psoriasis is a chronic non-contagious skin disorder, which affects around 2% of the population. While the precise cause of Psoriasis is unknown, it is thought to be triggered by an immune system defect leading to excessive skin cell division. When severe, 15-20% of the person's body may be affected. The white scales that usually cover the lesion are composed of dead skin cells, and the redness of the lesion is caused by increased blood supply to the area of rapidly dividing skin cells. Severity varies, with 75% of psoriasis cases classified as "mild to moderate", with the remainder "moderate to severe".

The worldwide market for Psoriasis treatments was valued at US$500 million


Lymphocyte migration through blood vessel wall
Free Lymphocyte
BRAIN
mRNA Translation block of VLA-4
5' UTR
Blood vessel
Lymphocyte VLA-4 binding to Endothelium
RNase H degradation
3' UTR

Prevention of lymphocyte migration into brain by VLA-4 inhibition.

in 2002 and there is an acknowledged unmet medical need for more effective and safer treatments. The market is forecast to grow beyond US$2 billion by 2007 ("Frost & Sullivan") with the emergence of new effective treatments.

In the absence of a cure, the goal for a Psoriasis treatment is to reduce inflammation and/or to slow down rapid skin cell division to decrease the extent of skin lesions. Patients in the most common "mild to moderate" category are usually treated with topical agents which are regarded as first line therapy in this patient group. The two most common groups of prescription drugs are topical steroids and vitamin D analogues. While there are a number of these topical psoriasis treatments on the market today, many have limited efficacy or side-effect profiles, which restrict their usefulness.

ATL1101 is a second-generation antisense drug designed to silence, or suppress, the gene for the insulin-like growth factor-I receptor (IGF-Ir). IGF-Ir's pivotal role in the regulation of cell over-growth in Psoriasis was established by our research partner, the Murdoch Childrens Research Institute. ATL1101 is being developed as a cream treatment for mild-to-moderate cases of Psoriasis.

The Psoriasis project is supported by a Commonwealth Government R&D Start grant of $1.1 million.

Progress

In July 2003, Antisense Therapeutics announced its plans to undertake a "proof of concept" study that will accelerate the testing of ATL1101 in humans suffering from Psoriasis. In this "proof of concept" study, also referred to as the Small Plaque Assay (SPA), a relatively small quantity of ATL1101 will be applied to areas of psoriatic skin on a limited number of patients. The SPA is designed to carefully monitor and also restrict the extent of patients' exposure to the test compound.

Typically a drug's activity is not established until completion of Phase II clinical trials. However, a "proof of concept" study of ATL1101 can be undertaken relatively inexpensively for a disease such as Psoriasis (unlike for many other diseases), which will provide early evidence of activity. While the SPA will not replace the requirement to undertake formal (Phase I, II and III) human clinical trials, if early indications of activity are shown, the company will have increased confidence in the prospects for successful commercial development of ATL1101.

The manufacture of the active pharmaceutical ingredient and formulation of the injectable and cream presentations of ATL1101 for use in the "proof-of-concept" study were completed during the period under review. The required precursory toxicology programmes to support this study also commenced on schedule.

As at the end of June 2004 Antisense Therapeutics and MCRI concluded their research agreement, marking the successful completion of pre-clinical research on ATL1101 for psoriasis. Investigation of the application of ATL1101 in other skin disorders will be carried out by Antisense Therapeutics' researchers at its newly established research laboratory. See section headed "Other Research Projects" below.



Professor George Werther – Non-executive director and Frank Anastasopoulos – Research Officer presenting results on ATL1101 to the International GH-IGF Symposium in Cairns in April 2004.

Outlook

Assuming toxicology studies are successfully completed, an application for approval to commence the SPA will be prepared and submitted. Subject to receiving the relevant approvals to conduct the study, the human "proof of concept" study is expected to begin in late 2004.

New Development Project – Growth and Sight Disorders (ATL1103)

Results of Animal Studies & About The Diseases

In February 2004 the company announced that it is developing a new antisense compound, codenamed ATL1103, designed to block Growth Hormone receptor (GHr) expression. Successful testing undertaken in mice indicates it has potential as a treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet), diabetic retinopathy and wet age-related macular degeneration (AMD). The latter disorders are common diseases of the eye and major causes of blindness.

The targeting of GHr with Antisense Therapeutics' proprietary antisense compound (ATL1103) inhibits growth hormone activity, thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Antisense Therapeutics' animal studies for the GHr antisense compound were conducted at the University of Queensland by Professor Michael Waters, internationally recognised for his research on GHr and disorders related thereto.

About Acromegaly

Acromegaly is a serious chronic life shortening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH overstimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF-I levels.

About Diabetic Retinopathy and Age Related Macular Degeneration (AMD)

Diabetic retinopathy and wet age-related macular degeneration (AMD) are two of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. These conditions are caused by new blood vessel formation in the retina or macula (the central part of the retina). In diabetes, high blood glucose can cause oxygen deprivation, which can stimulate factors that induce additional blood vessels in the retina. In AMD similar factors are thought to stimulate blood vessel production in the macula. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Whilst there are drugs to control diabetes, patients with Type I diabetes who have had their disease for more than 10 years have a 90% chance of developing retinopathy, and about 20% of patients with Type II diabetes will get the disease. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times.



Professor Michael Waters, University of Queensland, analysing IGF-I levels from animal studies on ATL1103.

These studies demonstrated that the compound significantly reduces blood levels of IGF-I in mice, an effect which, if reproduced in humans, should provide therapeutic benefit to acromegaly patients and potentially to diabetic retinopathy sufferers.

The animal study results for ATL1103 were presented by Antisense Therapeutics to an International GH-IGF Symposium in Cairns in April 2004.

Growth and Sight Disorders – Markets, Current Treatments

The most widely used pharmaceutical treatment for acromegaly is the drug octreotide (Sandostatin™), however a significant percentage of patients do not respond to this therapy while other patients experience adverse reactions with this therapy. The latest drug to be approved in Europe and the US for the treatment of acromegaly is pegvisomant (Trovert™, Somavert™). Pegvisomant is effective in a larger percentage of patients than octreotide although it requires more frequent (daily) dosing by injection than the long acting form of octreotide which is surgically implanted (intragluteal).

In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. Drug treatment costs vary depending on dosage and frequency of administration ranging from A$14,000-$33,000 per patient per year.

The study results for ATL1103 are comparable to those achieved by pegvisomant in an equivalent animal model. ATL1103 may have important clinical advantages over pegvisomant and octreotide, including more convenient route of administration and less frequent dosing.

There are presently no pharmaceutical therapeutics approved for the treatment of diabetic retinopathy. There are also no standard and effective therapies for most AMD patients. Given the high unmet medical need for such diseases the market potential for effective medicines is estimated to be several billion dollars.

Patent applications have been lodged covering all disease indications for GHr antisense.

Outlook

Orders for bulk quantities of the active pharmaceutical ingredient, to be formulated into injectable product for use in the preclinical safety studies, are expected to be placed with our collaboration partner Isis Pharmaceuticals Inc within the second half of 2004.



Research Director, Dr. Christopher Wraight and Managing Director, Mark Diamond in the newly established laboratory at the Murdoch Childrens Research Institute.

Other Research Projects

Background

Antisense Therapeutics is focusing on projects that target growth and vision disorders and major inflammatory diseases.

The company has agreed a list of key research targets with Isis, and can during the research and development phase, select a certain number of those with the most potential to exclusively commercialise.

As stated earlier, the company has acquired from Isis an exclusive right to research these targets using the Isis technology, and in accordance with the Antisense Therapeutics/Isis agreements, antisense compounds to these targets are being created by Isis for Antisense Therapeutics. Antisense Therapeutics is contracting with local and international groups who are experts at testing drugs in their validated animal models to assess the efficacy of these antisense compounds.

Progress

Moving the ATL1103 project into development from the company's drug research pipeline during the year has demonstrated Antisense Therapeutics' ability to use the most advanced second-generation antisense technology to quickly and inexpensively generate and test new antisense compounds for clinically validated targets in important human diseases.

In July 2004 the company announced the establishment of a new laboratory to support its research effort. The laboratory is located in new research & development facilities at the Murdoch Childrens Research Institute (MCRI). The laboratory will support the company's antisense drug research pipeline, by conducting the antisense-specific aspects of each of the company's animal research projects.

Outlook

Following completion of the efficacy studies currently in progress and of those to commence during the 2004/2005 financial year, Antisense Therapeutics will critically assess their results and determine on a case by case basis whether further development work will be undertaken by the company or alternatively out-license to other pharmaceutical companies in return for licensing income.

Partnering Opportunities

As stated earlier, the company's strategy is to commercialise its drug pipeline products through collaborations with major pharmaceutical companies. The company expects there to be interest from potential partners in both ATL1101 and ATL1102 given the quality of the targets and the known commercial appeal of antisense, and on the assumption that the compounds will continue to progress successfully through development.

Presently our plans are to partner ATL1101 and ATL1102, assuming successful results, after the completion of the "proof of concept" study in psoriasis patients and the Phase IIA trial in MS patients respectively.

The company continues to communicate directly, and on a regular basis, with selected interested companies in order to update them on the development status of Antisense Therapeutics' lead compounds and to broaden the awareness of the company's activities in preparation for potential future licensing or other partnership discussions.

Financial Position

As stated in the Director's Report the company's current cash reserves are expected to be sufficient to fund activities for at least the next twelve months. In order for the company to accelerate certain existing development programs and/or progress potential new project opportunities, the company will be required to raise further capital.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Biotechnology Companies- Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this Operations Report and in the company's Directors' Report as contained in this annual report for the year ended 30 June 2004.



Directors' Declaration

In accordance with a resolution of the directors of Antisense Therapeutic Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne
26 August 2004

Statement of Financial Position at 30 June 2004

	Note	2004 $	2003 $
CURRENT ASSETS			
Cash assets	15(a)	**14,421,232**	6,545,567
Receivables	3	**222,129**	68,730
Other	4	**299,920**	878,941
Total Current Assets		**14,943,281**	7,493,238
NON-CURRENT ASSETS			
Plant & equipment	5	**47,350**	50,911
Intangible assets	6	**3,160,500**	4,438,000
Total Non-Current Assets		**3,207,850**	4,488,911
Total Assets		**18,151,131**	11,982,149
CURRENT LIABILITIES			
Payables	7	**879,636**	326,302
Provisions	8	**138,512**	38,101
Total Current Liabilities		**1,018,148**	364,403
Total Liabilities		**1,018,148**	364,403
Net Assets		**17,132,983**	11,617,746
EQUITY			
Contributed equity	9	**33,839,365**	23,714,504
Reserves	10	**725,885**	725,885
Accumulated losses	11	**(17,432,267)**	(12,822,643)
Total Equity		**17,132,983**	11,617,746

The accompanying notes form an integral part of this Statement of Financial Position.

Statement of Financial Performance for the Year Ended 30 June 2004

	Note	2004 $	2003 $
Revenue from ordinary activities	2	**1,341,377**	448,066
Administrative expenses		**(1,107,037)**	(1,028,248)
Occupancy expenses		**(75,258)**	(46,829)
Patent expenses		**(39,673)**	(25,295)
Research and development expenses		**(3,823,353)**	(4,172,812)
Amortisation expense	2	**(1,277,500)**	(1,277,500)
Other expenses from ordinary activities	2	**-**	(5,280)
Loss from ordinary activities before income tax benefit		**(4,981,444)**	(6,107,898)
Income tax benefit relating to ordinary activities	12	**371,820**	-
Loss from ordinary activities after related income tax benefit		**(4,609,624)**	(6,107,898)
Net loss	11	**(4,609,624)**	(6,107,898)
Share issue costs	9	**(271,899)**	(277,359)
Total revenues, expenses and valuation adjustments attributable to members of Antisense Therapeutics Limited and recognised directly in equity		**(271,899)**	(277,359)
Total changes in equity other than those resulting from transactions with owners as owners		**(4,881,523)**	(6,385,257)
Basic earnings (loss) per share (cents per share)	14	**(1.37)**	(2.46)
Diluted earnings (loss) per share (cents per share)	14	**(1.37)**	(2.46)

The accompanying notes form an integral part of this Statement of Financial Performance.

Statement of Cash Flows for the Year Ended 30 June 2004

	Note	2004	2003
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Payments to suppliers, employees and for research and development		**(4,082,154)**	(7,351,299)
Interest received		**667,498**	352,771
Bank finance charges		**(3,572)**	(1,488)
Grant income received		**836,800**	–
Income tax refund		**371,820**	–
Net cash flows used in operating activities	15(b)	**(2,209,608)**	(7,000,016)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		**(17,661)**	(23,332)
Proceeds from sale of plant and equipment		**–**	1,680
Net cash flows used in investing activities		**(17,661)**	(21,652)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issue of shares and options		**10,396,760**	4,521,291
Payment of share and option issue costs		**(293,826)**	(327,106)
Net cash flows from financing activities		**10,102,934**	4,194,185
Net increase/(decrease) in cash held		**7,875,665**	(2,827,483)
Cash at the beginning of the financial year		**6,545,567**	9,373,050
Cash at the end of the financial year	15(a)	**14,421,232**	6,545,567

The accompanying notes form an integral part of this Statement of Cash Flows.

Notes to the Financial Statements for the Year Ended 30 June 2004

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) *Basis of Accounting*

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable accounting standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has also been prepared in accordance with the historical cost convention.

(ii) *Changes in accounting policies*

The accounting policies adopted are consistent with those of the previous year.

(iii) *Income Tax*

The financial statements apply the principles of tax-effect accounting. The income tax benefit in the Statement of Financial Performance represents the tax on pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) include the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse.

The future income tax benefits relating to tax losses and timing differences have not been recognised as an asset as there is no virtual certainty of realisation, except for tax rebates received under the Research & Development Tax Concession of the Income Tax Assessment Act 1936.

(iv) *Goods and Services Tax*

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(v) *Plant and Equipment*

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

(vi) *Recoverable amounts of non-current assets*

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining the recoverable amount, the expected cash flows have not been discounted.

(vii) *Research and Development*

Research and development costs and patent costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(viii) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits/losses on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 19 is not being recognised as an employee benefits expense.

(ix) Employee Option Ownership Schemes

Certain employees are entitled to participate in option ownership schemes. The details of the schemes are described in Note 19. No remuneration expense is recognised in respect of employee options issued.

(x) Financial Instruments Included in Equity

Ordinary share capital is recorded at the amount received on issue, less any share issue costs. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(xi) Financial Instruments Included in Assets

Cash in bank and short-term deposits are stated at nominal value. Interest revenue is recognised on an effective yield basis.

(xii) Foreign Currencies

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

(xiii) Earnings per share

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xiv) Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(xv) Intangible assets

Intangible assets are amortised on a straight line basis over the term of the rights granted, which is currently expected to be five years. The unamortised balance of intangible assets is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(xvi) *Payables*

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

(xvii) *Borrowing costs*

Borrowing costs are expensed as incurred.

(xviii) *Contributed Equity*

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xix) *Revenue Recognition*

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

Government Grants

Control of the right to receive the grant from the government.

(xx) *Cash and Cash Equivalents*

Cash on hand and in banks and short-term deposits are stated at nominal value.

	2004 $	2003 $
NOTE 2. REVENUE AND EXPENSES		
Revenues from ordinary activities:		
Interest from external parties	**673,795**	355,029
Start grant income	**692,375**	-
Foreign exchange gains / (losses)		
- Unrealised	**(24,630)**	16,832
- Realised	**(163)**	74,525
Proceeds from the disposal of plant and equipment (a)	**-**	1,680
Total revenues from ordinary activities	**1,341,377**	448,066
Expenses and Losses:		
Depreciation of:		
- Equipment and furniture	**21,222**	18,854
Operating lease rentals:		
- Minimum lease payments	**61,240**	39,475
Amortisation of intangibles	**1,277,500**	1,277,500
Other expenses comprising of:		
Written down value of plant and equipment (a)	**-**	5,280
(a) Net loss on disposal of plant and equipment	**-**	3,600

NOTE 3. RECEIVABLES (CURRENT)

	2004	2003
Interest receivable – bank	**49,522**	43,225
Input tax credits	**39,360**	25,351
TFN withholding tax	**-**	154
Other receivables	**133,247**	-
Total receivables	**222,129**	68,730

NOTE 4. OTHER ASSETS (CURRENT)

	2004	2003
Prepayments	**291,577**	873,294
Other	**8,343**	5,647
Total other assets	**299,920**	878,941

	2004 $	2003 $
NOTE 5. PLANT AND EQUIPMENT		
Equipment and furniture at cost		
Opening balance	**78,549**	63,645
Additions	**17,661**	22,605
Disposals	**-**	(7,701)
Closing balance	**96,210**	78,549
Accumulated Depreciation		
Opening balance	**(27,638)**	(11,205)
Depreciation for the period	**(21,222)**	(18,854)
Disposals	**-**	2,421
Closing balance	**(48,860)**	(27,638)
Net book value	**47,350**	50,911

NOTE 6. INTANGIBLE ASSETS

	2004 $	2003 $
Intellectual property (a)	**6,387,500**	6,387,500
Accumulated amortisation	**(3,227,000)**	(1,949,500)
Closing balance	**3,160,500**	4,438,000

(a) The intangible assets relate to certain rights granted to Antisense Therapeutics Limited by Isis Pharmaceuticals Inc. and The Murdoch Childrens Research Institute upon listing of the company. The main features of the agreements with the aforementioned entities, respectively, are as follows:

- Isis Pharmaceuticals Inc. ("Isis") has granted Antisense Therapeutics Limited rights to use Isis technology (i.e. Isis' patented technology) to commercialise antisense drugs to a number of protein targets (i.e. a research licence for each protein target). A certain number of these research licences to protein targets are also extendible to commercialisation licences.

  The agreements with Isis provide access to and assistance in expanding Antisense Therapeutics Limited's drug pipeline and also provide access to and assistance in the company's development projects including an exclusive license to a multiple sclerosis drug in Isis' preclinical pipeline; access to Isis manufacturing for provision of bulk quantities of antisense compounds for clinical trials; and access to Isis' preclinical development services for a sufficient period to allow smooth technology transfer.

- Antisense Therapeutics Limited's agreement with the Murdoch Childrens Research Institute provides the company with worldwide exclusive licences to patents covering antisense directed at a certain target for dermatological applications including psoriasis.

NOTE 7. PAYABLES (CURRENT)

	2004 $	2003 $
Accounts payable	**94,564**	69,758
Accrued expenses (unsecured) (a)	**783,898**	256,544
Other payables	**1,174**	-
Total current payables	**879,636**	326,302

(a) Accrued expenses are non-interest bearing and are normally settled on 30 day terms.

NOTE 8. PROVISIONS (CURRENT)

	2004 $	2003 $
Employee benefits	**138,512**	38,101

	2004	2003
	$	$

NOTE 9. CONTRIBUTED EQUITY

	2004 $	2003 $
Ordinary Shares Fully Paid	**33,839,365**	23,714,504

(a) Movement in Issued Shares

	2004		2003	
	No of Shares	**$**	**No of Shares**	**$**
Balance at beginning of year	**275,281,608**	**23,714,504**	215,003,110	19,470,572
Issued during the year (i)	**79,969,842**	**10,396,000**	60,275,268	4,520,645
Transaction costs arising on share issues	**-**	**(271,899)**	–	(277,359)
Exercise of options	**3,800**	**760**	3,230	646
Balance at year end	**355,255,250**	**33,839,365**	275,281,608	23,714,504

(i) The following shares were issued during the period:

- 30,771,540 fully paid ordinary shares at 13 cents per share in a placement of shares to Australian institutions and professional investors;
- 41,508,302 fully paid ordinary shares at 13 cents per share to eligible shareholders pursuant to the company's share purchase plan; and
- 7,690,000 fully paid ordinary shares at 13 cents per share to Polychip Pharmaceuticals Pty Ltd.

NOTE 10. RESERVES

	2004 $	2003 $
Option Reserve	**725,885**	725,885

The option reserve represents amounts received as consideration for options issued.

(a) Movement in Option Reserve

	2004		2003	
	No of Options	**$**	**No of Options**	**$**
Balance at beginning of period	**125,419,665**	**725,885**	125,422,895	725,885
Issued during the period	**-**	**-**	–	–
Less costs	**-**	**-**	–	–
Exercise of options	**(3,800)**	**-**	(3,230)	–
Options expired	**(250,000)**	**-**	–	–
Balance at period end	**125,165,865**	**725,885**	125,419,665	725,885

(b) Options over Ordinary Shares 2004

	No of Options				
Date of Issue	**26/02/02**	**19/12/01**	**3/12/01**	**15/11/01**	**15/11/01**
On issue at beginning of year ('000)	58,969	32,500	11,950	2,000	20,000
Issued during the year ('000)	–	–	–	–	–
Exercised during the year ('000)	(4)	–	–	–	–
Expired during the year ('000)	–	–	(250)	–	–
Outstanding at balance date ('000)	58,965	32,500	11,700	2,000	20,000
Exercised subsequent to balance date ('000)	(3)	–	–	–	–
Outstanding at date of Directors' report ('000)	58,962	32,500	11,700	2,000	20,000
Number of recipients	3,690	1,240	9	1	1
Exercise price	$0.20	$0.20	$0.20	$0.20	$0.20
Exercise period from	26 Feb 2002	19 Dec 2001	3 Dec 2001	15 Nov 2001	15 Nov 2001
To (expiration day)	1 Feb 2007	1 Feb 2007	31 Jul 2005	31 Jul 2005	30 Nov 2006
The following proportion of options vest from the dates shown:					
100%	26 Feb 2002	19 Dec 2001	–	–	15 Nov 2001
20%	–	–	1 Aug 2002	1 Aug 2002	–
40%	–	–	1 Aug 2003	1 Aug 2003	–
40%	–	–	1 Aug 2004	1 Aug 2004	–

NOTE 11. ACCUMULATED LOSSES

	2004 $	2003 $
Accumulated losses at the beginning of the financial year	**(12,822,643)**	(6,714,745)
Net loss	**(4,609,624)**	(6,107,898)
Accumulated losses at the end of the financial year	**(17,432,267)**	(12,822,643)

NOTE 12. INCOME TAX

The prima facie tax, using the tax rate applicable in the country of operation, on loss differs from the income tax provided in the financial statements as follows:

	2004 $	2003 $
Loss from ordinary activities	**(4,609,624)**	(6,107,898)
Prima facie income tax benefit calculated at 30%	**(1,382,887)**	(1,832,369)
Tax effect of permanent and other differences:		
Research and development	**(80,814)**	(77,569)
R&D start grant clawback	**84,039**	–
Amortisation of intellectual property	**383,250**	383,250
Amortisation of equity raising costs	**(79,769)**	(67,360)
Amount (over)/under provided in prior years	**(5,570)**	316,519
Other	**487**	312
Income tax benefit adjusted for permanent and other differences	**(1,081,264)**	(1,277,217)
Benefit of tax losses not brought to account	**709,444**	1,277,217
Total income tax benefit attributable to operating loss (a)	**(371,820)**	–
The estimated potential future income tax benefit at period end calculated at 30% in respect of tax losses not brought to account is:	**4,242,398**	3,151,839

(a) The income tax benefit comprises cash rebates received/receivable which are available under the Research and Development Tax Concession of the Income Tax Assessment Act 1936.

The estimated potential future income tax benefit not recognised at period end in respect of timing differences for the company amounted to $6,057 (2003: ($4,082)).

The benefits of the tax losses and timing differences will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;
(ii) the company continues to comply with the conditions for deductibility imposed by law; and
(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit from the deductions for the losses.

NOTE 13. FOREIGN CURRENCIES

Amounts payable/receivable in foreign currencies

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates as follows:

	2004 $	2003 $
US Dollars		
Amounts payable:	**574,954**	176,140
Euro		
Amounts payable:	**10,548**	51,575

	2004	2003
	$	$

NOTE 14. EARNINGS PER SHARE

	2004	2003
Basic Earnings Per Share (cents per share)	**(1.37)**	(2.46)
Diluted Earnings Per Share (cents per share)	**(1.37)**	(2.46)

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2004	2003
(a) Loss used in calculating basic and diluted earnings per share (numerator)	**(4,609,624)**	(6,107,898)
(b) Number of Ordinary Shares Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (denominator)	**336,724,809**	248,258,386

(c) Potential Ordinary Shares Not Considered Dilutive
All potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive for the year ended 30 June 2004.

(d) There have been no other conversions to, calls of, or subscription for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

NOTE 15. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash includes cash at bank and deposits at call. Cash at the end of the period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2004	2003
Cash at bank	**3,921,232**	1,545,567
Term deposits (i)	**10,500,000**	5,000,000
	14,421,232	6,545,567

(i) Term deposits are with a major bank and are short term. The bank pays interest at current bank deposit rates. At year end the average rate was 5.3%.

(b) Reconciliation of the net loss after tax to the net cash flows from operations

	2004	2003
Net loss	**(4,609,624)**	(6,107,898)
Non-cash items		
Unrealised foreign exchange (gain) / loss	**24,630**	(16,832)
Amortisation of intangibles	**1,277,500**	1,277,500
Depreciation expense	**21,222**	18,854
Loss on disposal of asset	**-**	3,600
Changes in assets and liabilities		
(Increase) decrease in current receivables	**(153,399)**	(15,534)
(Increase) decrease in other current assets	**579,020**	(738,911)
Increase (decrease) in payables	**550,632**	(1,443,480)
Increase (decrease) in employee provisions	**100,411**	22,686
Net operating cash flows	**(2,209,608)**	(7,000,016)

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

R W Moses	Chairman (non-executive)
M Diamond	Managing Director
C Belyea	Director (non-executive)
S Crooke	Director (non-executive)
G Mitchell	Director (non-executive)
G Werther	Director (non-executive)

(ii) Specified Executives

J Iswaran	Development Director
C Wraight	Research Director
G Tachas	Director, Drug Discovery & Patents
K Andrews	Chief Financial Officer
N Korchev	Company Secretary

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of the Board of Directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate. The Committee's objective in overseeing the remuneration policy is to enable the Company to attract, motivate and retain suitably experienced directors and senior management who will create value for shareholders.

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

To assist in achieving these objectives, the remuneration policy links certain conditions of executive directors' and officers remuneration to the Company's financial and operational performance. For executive directors and officers, remuneration packages comprise salary and superannuation and all executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for excellent performance in the achievement of key corporate and individual objectives. Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in the growth of the Company as a result of their efforts and to assist in the retention of these key employees.

Specified Directors		**Primary**		**Post Employment**	**Equity**	**Total**
		Salary & Fees	Cash Bonus	Superannuation	Options	
R Moses						
	2004	**35,000**	**-**	**3,150**	**46**	**38,196**
	2003	35,000	-	3,150	45	38,195
M Diamond						
	2004	**212,502**	**15,000**	**19,125**	**549**	**247,177**
	2003	200,004	-	18,000	544	218,548
C Belyea						
	2004	**25,000**	**-**	**2,250**	**366**	**27,616**
	2003	25,000	-	2,250	362	27,612
S Crooke						
	2004	**25,000**	**-**	**-**	**366**	**25,366**
	2003	25,000	-	-	362	25,362
G Mitchell						
	2004	**25,000**	**-**	**2,250**	**46**	**27,296**
	2003	25,000	-	2,250	45	27,295
G Werther						
	2004	**25,000**	**-**	**2,250**	**366**	**27,616**
	2003	25,000	-	2,250	362	27,612
Total Remuneration: Specified Directors						
	2004	**347,502**	**15,000**	**29,025**	**1,739**	**393,267**
	2003	335,004	-	27,900	1,720	364,624

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Specified Executives		Primary		Post Employment	Equity	Total
		Salary & Fees	Cash Bonus	Superannuation	Options	
J Iswaran						
	2004	**171,667**	**-**	**15,450**	**92**	**187,209**
	2003	150,000	-	13,500	91	163,591
C Wraight						
	2004	**170,000**	**-**	**15,300**	**-**	**185,300**
	2003	85,000	-	7,650	-	92,650
G Tachas						
	2004	**154,500**	**-**	**13,905**	**275**	**168,680**
	2003	151,125	-	13,601	272	164,998
K Andrews						
	2004	**69,129**	**-**	**6,211**	**-**	**75,340**
	2003	55,205	-	4,968	-	60,173
N Korchev						
	2004	**25,000**	**-**	**2,250**	**37**	**27,287**
	2003	25,000	-	2,250	36	27,286
Total Remuneration: Specified Executives						
	2004	**590,296**	**-**	**53,116**	**404**	**643,816**
	2003	466,330	-	41,969	399	508,698

(c) Options granted and vested during the year

(i) Options granted during the year

No options were granted to directors and officers during the year ended 30 June 2004.

(ii) Options vested during the year

Options issued by Antisense Therapeutics Limited in 2002 have three vesting dates, for various proportions of the total issued options, during the life of the options as detailed below. Accordingly, although no options were issued during the year ended 30 June 2004, the options issued to directors and specified executives in previous years, which had not vested at 1 July 2003, have been allocated a total value of $2,143 for the current financial year and are included in the remuneration of directors and specified executives above. This amount has been determined by allocating the fair value of options issued equally over the vesting periods. Currently, the amortised fair value is not recognised as an expense in the financial statements and no adjustments have been made to reflect estimated or actual forfeitures (ie. options that do not vest or are not exercised).

Details relating to options issued and the valuation basis adopted are as follows:

As stated in the company's 2002 annual report:

9,500,000 options were granted to directors during the 2002 financial year. "Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents". There were 2,000,000 options granted on 15 November 2001 and 7,500,000 options granted on 3 December 2001. These options granted to directors are restricted securities and are escrowed for a period of 2 years from the date of official quotation of shares offered under the first prospectus issued by the company or such other period as the Australian Stock Exchange may require. Subject to the escrow arrangements, the option holder may not exercise more than the following proportions of options on the following dates:

- *Prior to 31 July 2002* — *0%*
- *Between 1 August 2002 and 31 July 2003* — *20%*
- *Between 1 August 2003 and 31 July 2004* — *60%*
- *Between 1 August 2004 and 31 July 2005* — *100%*

These options had no market value at date of grant and are "out of the money" as at the year end (market price per share $0.12), whereas as stated above, the options have an exercise price of 20 cents. The directors have endeavoured to estimate the fair values of the options by using the Black-Scholes options pricing formula which values each option based on the expiration date and exercise price. Based on this accepted formula each option has a negligible value of 0.00459 of a cent. The directors have adopted this valuation for the purpose of these accounts".

All options issued to directors were released from escrow restrictions in December 2003.

2,200,000 options were granted to officers of the company during the 2002 financial year. Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents. These options were granted on 3 December 2001 on the same terms as those described above, except that these options are not subject to any escrow arrangements.

These options continue to be "well out of the money" as at the 2004 year-end (market share price $0.145).

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Values of Options Issued to Directors and Specified Executives – Assumptions

The following assumptions were used to derive a value for the options issued using the Black-Scholes options pricing formula at the 2002 financial year-end date.

	Options Granted 15 November 2001	Options Granted 3 December 2001
Dividend yield	–	–
Expected volatility	12.34%	12.34%
Historical volatility	12.34%	12.34%
Risk-free interest rate	5.622%	5.622%
Expected life of option	*	*

* Assumed to be total years from grant date to expiration date.

(d) Option holdings of Directors and Specified Executives

	Balance at 1 July 2003	Granted as remuneration	Options Exercised	Net Change Other	Balance at 30 June 2004	Total Exercisable (Vested at 30 June 2004)
Directors						
R Moses	375,000	–	–	–	**375,000**	**275,000**
M Diamond	3,075,000	–	–	–	**3,075,000**	**1,875,000**
C Belyea (a)	2,337,000	–	–	–	**2,337,000**	**1,537,000**
S Crooke (b)	22,000,000	–	–	–	**22,000,000**	**13,200,000**
G Mitchell	250,000	–	–	–	**250,000**	**150,000**
G Werther	2,012,500	–	–	–	**2,012,500**	**1,212,500**
Specified Executives						
J Iswaran	625,000	–	–	–	**625,000**	**425,000**
C Wraight	2,000,000	–	–	–	**2,000,000**	**1,200,000**
G Tachas (c)	1,625,000	–	–	–	**1,625,000**	**1,025,000**
K Andrews	–	–	–	–	**–**	**–**
N Korchev	200,000	–	–	–	**200,000**	**120,000**
Total	**34,499,500**	**–**	**–**	**–**	**34,499,500**	**21,019,500**

(a) 277,000 options held by an entity in which director has a beneficial interest
(b) 20,000,000 options held by entity in which director has a beneficial interest
(c) 62,500 options held by an entity in which specified executive has a beneficial interest

(e) Shareholdings of Directors and Specified Executives

	Balance at 1 July 2003	Granted as Remuneration	Net Change Other	On Exercise of Options	Balance at 30 June 2004
Directors					
R Moses	250,000	–	38,462	–	**288,462**
M Diamond	176,666	–	23,077	–	**199,743**
C Belyea (a)	500,000	–	–	–	**500,000**
S Crooke (b)	40,333,333	–	–	–	**40,333,333**
G Mitchell	–	–	–	–	**–**
G Werther	25,000	–	1,687,500 (d)	–	**1,712,500**
Specified Executives					
J Iswaran	250,000	–	–	–	**250,000**
C Wraight	–	–	1,687,500 (e)	–	**1,687,500**
G Tachas (c)	250,000	–	–	–	**250,000**
K Andrews	–	–	–	–	**–**
N Korchev	–	–	–	–	**–**
Total	**41,784,999**	**–**	**3,436,539**	**–**	**45,221,538**

(a) all shares held by entity in which director has a beneficial interest.
(b) all shares held by an entity in which director has a beneficial interest.
(c) 125,000 shares held by an entity in which specified executive has a beneficial interest.
(d) shares acquired from the Murdoch Childrens Research Institute (MCRI) under an option agreement between the MCRI and G Werther.
(e) shares acquired from the Murdoch Childrens Research Institute (MCRI) under an option agreement between the MCRI and C Wraight.

NOTE 16. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(f) Transactions and Balances with Related Parties

The following transactions and balances were held with director related entities during the year ended 30 June 2004:

(i) Dr Stanley Crooke, a director of the company is also a director of Isis Pharmaceuticals Inc ('Isis'). During the year Isis provided various research and development related services to the company. The company paid Isis $278,740.98 for these services and at year end owes Isis $303,712.15 for services not invoiced.

(ii) Professor George Werther, a director of the company is an executive officer of the Murdoch Childrens Research Institute ('MCRI'). During the year the MCRI provided research services in accordance with the Research Agreement entered into between the MCRI and the company. The company paid the MCRI $334,239.61 for these services of which $202,846.27 were incurred and expensed as research and development costs. The remaining balance of $131,393.34 has been treated as a receivable at year end.

(iii) Payments were made to Metabolic Pharmaceuticals Limited ('Metabolic') during the year as reimbursement for various administrative costs. Dr Chris Belyea, a non-executive director of the company is also the managing director of Metabolic. The total amount paid to Metabolic during the year was $2,219.33.

	2004 $	2003 $
NOTE 17. REMUNERATION OF AUDITORS		
Remuneration received, or due and receivable by the auditor for:		
– an audit or review of the financial report of the entity	**20,250**	19,900
– other services in relation to the entity		
– tax compliance	**12,323**	15,152
– assurance related	**15,111**	1,500
Total	**47,684**	36,552

NOTE 18. COMMITMENTS

(a) Expenditure commitments relating to research and development are payable as follows:

	2004	2003
Not later than one year	**2,425,408**	1,247,678
Later than one year and not later than five years	**202,287**	–
	2,627,695	1,247,678

(b) Lease expenditure commitments:

	2004	2003
Not later than one year	**190,263**	45,087
Later than one year and not later than five years	**105,129**	–
	295,392	45,087

NOTE 19. EMPLOYEE BENEFITS

(a) Employee benefits

	2004	2003
Provisions (current) (Note 8)	**138,512**	38,101

(b) Employee Option Ownership Scheme

Antisense Therapeutics Limited offers options over ordinary shares to employees at the discretion of the Board of Directors. There are currently four employees eligible to participate in this scheme. Options issued to employees are not listed options and as such do not have a readily available market value.

NOTE 19. EMPLOYEE BENEFITS (continued)

Details of the employee options ownership scheme are as follows:

	2004		2003	
	Number of options	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
Balance at beginning of year	**5,350,000**	**0.20**	5,350,000	0.20
– granted	**-**	**-**	–	–
– exercised	**-**	**-**	–	–
– expired	**(150,000)**	**0.20**	–	–
Balance at end of year	**5,200,000**	**0.20**	5,350,000	0.20
Exercisable at end of year	**3,120,000**	**0.20**	1,070,000	0.20

The following summarises information about options held by employees as at 30 June 2004 *:

Number of Options	Grant Date	Vesting Dates	Expiry Date	Average Exercise Price
5,200,000	3 December 2001	1 August 2002 – 20% 1 August 2003 – 40% 1 August 2004 – 40%	31 July 2005	$0.20

* No options were granted during the year, and no options held by employees as at 1 July 2003 were exercised during the year. During the year 150,000 options expired upon the resignation of one employee.

NOTE 20. SEGMENT INFORMATION

The company operates in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively.

NOTE 21. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Antisense Therapeutics Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to identify and assess the key areas that will be impacted by the transition to IFRS. These key areas have been prioritised based on likelihood of material impact. The Board of Directors is overseeing the progress of this transition to IFRS. Expert advice may be sought as required to assist the company in the interpretation of pending AASB's (Australian equivalents of IFRS).

As Antisense Therapeutics Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Antisense Therapeutics Limited prepares its first fully IFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Antisense Therapeutics Limited. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Share Based Payments

Under AASB 3 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity remuneration plans are unknown. Where future share based payments are issued however, it is likely that expenses will be recognised resulting in reduced profits in future periods.

Intangible Assets

Under AASB 138 Intangible Assets, intangible assets that do not meet the standard's recognition criteria are to be "derecognised" from the balance sheet. Once an intangible asset meets the standard's recognition criteria, it will only be subject to amortisation should it be determined to have a finite useful life.

Antisense Therapeutics Limited's intangible asset comprises intellectual property relating to certain rights granted to the company by Isis Pharmaceuticals Inc. and the Murdoch Childrens Research Institute upon listing of the company. Whilst this intangible asset meets the standard's recognition criteria and has been assessed has having a finite useful life, regular assessments of the asset's remaining useful life will need to be conducted to ensure its correct measurement.

ERNST & YOUNG

Independent Audit Report

Independent audit report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Antisense Therapeutics Limited (the company), for the year ended 30 June 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Antisense Therapeutics Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 30 June 2004 and of its performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Denis Thorn
Partner
Melbourne
26 August 2004

ASX Additional Information

Additional information required by the Australian Stock Exchange Limited and not shown elsewhere in this report is as follows. The information is current as at 26 August 2004.

(A) DISTRIBUTION OF EQUITY SECURITIES

The number of security holders, by size of holding, by class of securities are:

Category	Fully paid Shares	
	No. of Holders	**No. of Shares**
Ordinary Shares		
1 – 1,000	36	13,800
1,001 – 5,000	271	1,020,589
5,001 – 10,000	615	5,678,692
10,001 – 100,000	1,728	69,471,716
100,001 – and over	262	279,073,453
Total	2,912	355,258,250
The number of shareholders holding less than a marketable parcel of shares are:	209	551,904

	Options	
	No. of Holders	**No. of Shares**
Options over Ordinary Shares (Expiry Date: 1 February 2007)		
1 – 1,000	1,476	1,092,367
1,001 – 5,000	2,210	6,534,389
5,001 – 10,000	468	3,778,535
10,001 – 100,000	651	23,413,266
100,001 – and over	125	56,644,308
Total	4,930	91,462,865
Options over Ordinary Shares (Expiry Date: 30 November 2006)		
100,001 – and over	1	20,000,000
Total	1	20,000,000
Options over Ordinary Shares (Expiry Date: 31 July 2005)		
100,001 – and over	10	13,700,000
Total	10	13,700,000

ASX Additional Information

(continued)

(B) TWENTY LARGEST QUOTED EQUITY SECURITY HOLDERS

The names of the twenty largest equity security holders by class of quoted security and their respective holdings are:

		No. of Securities	% Interest
Quoted Ordinary Shares (ANP)			
1	Polychip Pharmaceuticals Pty Ltd	72,436,800	20.39
2	Syngene Limited	54,413,467	15.32
3	Isis Pharmaceuticals Inc	40,333,333	11.35
4	Queensland Investment Corporation	15,845,000	4.46
5	National Nominees Limited	13,726,992	3.86
6	Murdoch Childrens Research Institute	6,925,000	1.95
7	J P Morgan Nominees Australia Limited	4,200,283	1.18
8	Health Super Pty Ltd	3,050,000	0.86
9	Spotlight Superannuation Pty Ltd <Spotlight Prov Fund A/C>	2,071,795	0.58
10	Link Traders (Aust) Pty Ltd	2,000,000	0.56
11	Professor George A Werther	1,712,500	0.48
12	Dr Christopher Wraight	1,687,500	0.48
13	Miss Tu Cam Thi Dinh & Mr Hung Xuan Nguyen	1,487,499	0.42
14	Mr Joshua Andrew Eagle	1,331,424	0.37
15	Danewell Pty Ltd <Danewell Business A/C>	1,276,924	0.36
16	Monit Nominees Pty Ltd <Fraid Family A/C>	1,205,128	0.34
17	Mrs Tung Yueh-Ying Tsai	1,050,000	0.30
18	Bow Lane Nominees Pty Ltd	1,000,000	0.28
19	Mr Nicholas Szabo	1,000,000	0.28
20	Invia Custodian Pty Limited <Catumnal Noms No 2 A/C>	950,000	0.27
		227,703,645	64.09

		No. of Securities	% Interest
Quoted Options over Ordinary Shares (ANPO)			
1	Fibre Optics (Aust) Pty Ltd	10,129,480	11.07
2	Polychip Pharmaceuticals Pty Ltd	9,796,000	10.71
3	Mr David Kenley <Invros Investments A/C>	3,200,343	3.50
4	Capital Macquarie Pty Ltd	2,327,760	2.55
5	Traders Macquarie Pty Ltd	2,010,272	2.20
6	Mrs Lisa Steven	1,995,000	2.18
7	Jagen Pty Ltd	1,194,322	1.31
8	Mr George Donald Handley	1,067,500	1.17
9	Mr Stephen James Moyle & Mrs Christine Maree Moyle <Moyle Family Super Fund A/C>	1,000,000	1.09
10	JFF Steven Pty Ltd	965,867	1.06
11	Sked Pty Ltd <Super Fund A/C>	637,500	0.70
12	Mr Leon Serry	622,667	0.68
13	Denvorcorp Holdings Pty Ltd <IRD Superannuation Fund A/C>	583,800	0.64
14	Audivac Pty Ltd	543,400	0.59
15	BCI Holdings Pty Ltd <BCI Super Fund A/C>	525,000	0.57
16	Mrs Judy Eve Feyzeny	521,300	0.57
17	Mrs Petrea Kristine McGhee	500,000	0.55
18	Mahred Nominees Pty Ltd	498,200	0.54
19	Mr Gordon Francis Tapp & Mrs Junella Thain Tapp	426,765	0.47
20	Jongila Nominees Pty Ltd <Super Fund A/C>	400,000	0.43
		38,945,176	42.58

ASX Additional Information

(continued)

(C) UNQUOTED EQUITY SECURITIES

Class of Security	No. on Issue	No. of Holders
Options expiring 31/7/2005	13,700,000	10
Options expiring 30/11/2006	20,000,000	1

Holders with 20% or more of the equity securities in an unquoted class other than those issued or acquired under an employee incentive scheme are as follows:

Options Expiring 31/7/2005	
Mr Mark Diamond	3,000,000
Options Expiring 30/11/2006	
Isis Pharmaceuticals Inc.	20,000,000

(D) VOTING RIGHTS

Articles 44 to 53 (incl.) of the company's constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each ordinary share held by him/her.

(E) SUBSTANTIAL SHAREHOLDERS

The names of the substantial shareholders of the Company and their respective holdings are:

	No. of Shares
Polychip Pharmaceuticals Pty Ltd	72,436,800
Syngene Limited	54,413,467
Isis Pharmaceuticals Inc	40,333,333

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ANTISENSE THERAPEUTICS

21 September 2004

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VICTORIA 3000

Dear Sir/Madam

Re: 2004 Annual Report and Notice of Annual General Meeting

Please find attached the Annual Report of Antisense Therapeutics Limited for the year ended 30 June 2004 together with the Notice of Annual General Meeting. The AGM will be held at 9.30 am on Wednesday, 20 October 2004 at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria.

The Annual Report and Notice of Annual General Meeting were despatched last night to the shareholders of Antisense Therapeutics Limited.

Yours sincerely

Natalie Korchev
Company Secretary

ANTISENSE THERAPEUTICS

20 September 2004

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

Antisense Therapeutics Limited
Annual General Meeting: 9.30am Wednesday 20 October 2004

We are pleased to enclose the 2004 Annual Report of Antisense Therapeutics Limited and invite you to attend our Annual General Meeting to be held at 9.30am on Wednesday 20 October 2004 at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria.

We have also enclosed the following documents with this letter:

(1) Notice of Annual General Meeting (which sets out the items of business), including an Explanatory Memorandum;

(2) Proxy Form (which forms part of the Notice of Annual General Meeting).

If you are unable to attend the meeting, we encourage you to complete the proxy form enclosed and return it to our Share Registry – Computershare Investor Services Pty Limited, using the reply paid envelope supplied or by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 9.30am on Monday 18 October 2004.

Yours sincerely
Antisense Therapeutics Limited

Mark Diamond
Managing Director

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

006275 V_00BQ2A

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

NOTICE OF ANNUAL GENERAL MEETING

Wednesday 20 October 2004

Notice is given that the Annual General Meeting of the Shareholders of Antisense Therapeutics Limited ('Company') will be held at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, on Wednesday 20 October 2004 at 9.30 a.m.

BUSINESS

1. Financial statements and reports

To receive and consider:

- the financial report;
- the directors' report; and
- the auditor's report,

for the financial year ended 30 June 2004.

2. Re-election of directors (Resolutions 1 & 2)

To re-elect as directors of the Company:

- Mr Robert Moses (resolution 1); and
- Professor Graham Mitchell (resolution 2).

3. Other business

To transact any other business which may legally be brought before the meeting.

PROXY NOTES

- A member has a right to appoint a proxy. The proxy may be an individual or a body corporate.
- The proxy need not be a member of the Company.
- A member who is entitled to cast two or more votes may appoint up to two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form included in this Notice of Annual General Meeting must be signed by the member or the member's attorney. Proxies given by corporations must be signed under the hand of a duly authorised officer or attorney or otherwise authenticated as prescribed in the Corporations Regulations. Note, the Company does not provide for the appointment of proxies by email or Internet based voting.
- To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be lodged with the Share Registry – Computershare Investor Services Pty Limited using the reply paid envelope supplied or by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 48 hours prior to the time appointed for the Annual General Meeting.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting.

DETERMINATION OF VOTING ENTITLEMENTS

In accordance with regulation 7.11.37 of the *Corporations Regulations*, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at 7.00 pm on Monday, 18 October 2004 for the purposes of the meeting.

Dated 20 September 2004

By Order of the Board

N. Korchev

Natalie Korchev
Company Secretary

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included in and forms part of the Notice of Annual General Meeting dated 20 September 2004) is to provide members with an explanation of the business of the meeting and of the resolutions to be proposed and considered at the Annual General Meeting on 20 October 2004 and to assist members to determine how they wish to vote on each resolution.

RE-ELECTION OF DIRECTORS (Resolutions 1 & 2)

Introduction
ASX Listing Rule 14.5 requires that "An entity which has directors must hold an election of directors each year". To comply with this Listing Rule, at least one third of the Company's directors will retire from office each year by rotation. Robert Moses and Graham Mitchell, who have been longest in office, retire by rotation and are eligible for re-election. Accordingly they seek re-election as directors.

Re-election of Mr Robert Moses (Resolution 1)
Robert (Bob) W Moses is the Chairman of the company's Board of Directors and is also Chairman of the Remuneration Committee and a member of the Audit Committee. He has been a director of the company since October 2001. Formerly Vice President of CSL Limited, Bob draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Bob played a central role in CSL's development internationally. Prior to joining CSL, Bob was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Bob also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. He is currently non-executive Chairman of Amrad Corporation, Meditech Research Limited, the National Stem Cell Centre, and the CRC for Chronic Inflammatory Diseases, as well as commercial consultant to the Murdoch Childrens Research Institute.

Re-election of Prof Graham Mitchell (Resolution 2)
Graham Mitchell is a non-executive director of the company, a member of its Remuneration Committee and has been a director of the company since October 2001. He is an advisor in Science, Engineering and Technology to the Victorian Government. In another government role the principals of Foursight Associates, including Professor Mitchell, jointly act as Chief Scientist for the Department of Primary Industries and Department of Sustainability and Environment. Graham is a non-executive director of Compumedics Limited, AVS Pty Ltd, the Geoffrey Gardiner Dairy Foundation and is a principal of Foursight Associates Pty Ltd. He is a Professorial Associate of the University of Melbourne. Professor Mitchell has held the position of Director of Research in the R&D Division of CSL Limited and for many years was a research scientist at the Walter & Eliza Hall Institute.

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Antisense Therapeutics Limited

ABN 41 095 060 745

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

000001
ANP

MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Antisense Therapeutics Limited and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Antisense Therapeutics Limited to be held at the Computershare Conference Centre, 452 Johnston Street, Abbotsford, Melbourne on Wednesday, 20 October 2004 at 9:30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Item 1	Re-election of Director - Mr Robert Moses	[ ]	[ ]	[ ]
Item 2	Re-election of Director - Professor Graham Mitchell	[ ]	[ ]	[ ]

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

ANP 13PR

ANP_WIP_160629/000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 9:30am on Wednesday, 20 October 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - 10 Wallace Avenue, TOORAK VIC 3124 Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - 10 Wallace Avenue, TOORAK VIC 3124 Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555